Skadden, Arps, Slate, Meagher & Flom llp
155 NORTH WACKER DRIVE	FIRM/AFFILIATE
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Mr. Larry Greene	MUNICH
Senior Counsel	PARIS
Securities and Exchange Commission	SÃO PAULO
Office of Investment Management	SHANGHAI
100 F Street, N.E.	SINGAPORE
Washington, DC 20549	SYDNEY
                                            RE: Van Kampen Exchange Fund
                                            File Number 811-02611
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the registration statement on Form N-1A filed on February 25, 2010 by Van Kampen Exchange Fund (the “Fund”) under the Investment Company Act of 1940, as amended (“1940 Act”). On behalf of the Fund, we have articulated your comments to the best of our understanding and provided our response to your comments below. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 39 to the Fund’s Registration Statement which was filed under the 1940 Act via IDEA on April 30, 2010.
General

Comment 1	Please confirm that the Fund has made the filings with respect to its fidelity bond required by Rule 17g-1(g) under the 1940 Act for 2005.

Response 1	The Fund confirms that it made the requisite filing for 2005 under Rule 17g-1(g) under the 1940 Act.
Comments to Part A

Comment 2	Please add risk disclosure relating to the volatility in or stemming from, the turmoil in the sub-prime mortgage, credit and other affected markets.

Response 2	The Fund has added the disclosure as requested.

Comment 3	Please ensure that the Fund includes in its Registration Statement the disclosure required by the Proxy Disclosure Enhancements included in Release IC-29092 effective February 28, 2010.

Response 3	The Fund has included the requisite disclosure in its Registration Statement as requested.

Comment 4	Please supplementally explain if the Fund has suspended its sales to investors and if so, please supplementally explain the purpose of the filing of the Fund’s Registration Statement.

Response 4
The Fund does not currently offer its shares for purchase. The Fund files its Registration Statement pursuant to Section 8(b) and Rule 8b-16 under the 1940 Act, which requires that every registered investment management company which is required to file a semi-annual report on Form N-SAR, as prescribed by Rule 30b1-1, shall amend the registration statement pursuant to Section 8(b) by filing, not more than 120 days after the close of each fiscal year.

Comment 5	With respect to disclosure in the section entitled “Item 9,” please add disclosure regarding junk convertible securities, if applicable.

Response 5	The Fund does not invest in junk convertible securities as part of a principal investment strategy and thus, the Fund has not added any additional disclosure.
Comments to Part B

Comment 6
Disclosure in the section entitled “Item 16” states that the Fund has no present intention of investing in corporate bonds, preferred stocks or certificates of deposit in an amount in excess of 5% of the value of its net assets. Please supplementally explain how the Fund intends to achieve its secondary investment objective of the production of current income.

Response 6
The Fund respectfully notes that disclosure in the section referenced by the Staff states that the Fund seeks to achieve its investment objectives by investing primarily in common stocks or convertible securities of companies. The Fund focuses on common stocks and convertible securities with long-term growth of capital (which is the Fund’s primary investment objective) potential and common stocks and convertible securities generate income via dividends and interest payments (which is the Fund’s secondary investment objective).

Comment 7
In the section entitled “Item 20. Portfolio Managers — Fund Management — Portfolio Management Compensation Structure,” please provide the disclosure required by Item 20(b) of Form N—1A with respect to compensation.

Response 7
The Fund respectfully submits that it has satisfied the existing disclosure requirements regarding portfolio manager compensation. Item 20(b) requires disclosure of “the structure of, and the method used to determine, the compensation of each Portfolio Manager.” The Fund’s investment adviser has created a structure and method for compensating portfolio managers which is fully described in the Statement of Additional Information. To the extent that the Fund disclosed any additional information regarding the structure and method for compensating its portfolio managers, it would risk the possibility that the value of compensation would be disclosed, a result that is specifically disclaimed by Item 20(b) (“[t]he value of compensation is not required to be disclosed under this Item”).

*     *     *
          In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any questions concerning our responses to your comments, please direct them to Elisa Mitchell at (630) 684-6724 or the undersigned at (312) 407-0863.

Sincerely,
/s/ Charles B. Taylor

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